FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December, 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated December 30, 2021, announcing that Gilat Names Gil Benyamini as Chief Financial Officer Replacing Bosmat Halpern who is Stepping Down.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated December 30, 2021	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Names Gil Benyamini as Chief Financial Officer
Replacing Bosmat Halpern who is Stepping Down

Petah Tikva, Israel, December 30, 2021 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that the board of directors approved the appointment of Gil Benyamini as Gilat's CFO effective February 1st, 2022. Bosmat Halpern will assist the Company in the transition as she steps down from her role as Gilat's CFO.

Gil Benyamini joins Gilat with a wealth of experience most recently from Panaxia Pharmaceutical Industries (TASE:PNAX), where he served for the past four years as CFO. In this position he was part of the core management team successfully leading the company RTO into TASE and its equity and debt financing. Previously Mr. Benyamini held the CFO role at Walla Communications from 2009 until 2016 and at Exent Technologies from 2006 until 2009. Mr. Benyamini is a Certified Public Accountant and holds an MBA (major in finance) cum laude from Tel-Aviv University.

“I want to welcome Gil Benyamini to Gilat's management team. I strongly believe that Gil Benyamini is the right person for the CFO role, as we face major opportunities and expect to take Gilat to the next level, anticipating substantial growth," said Adi Sfadia, Gilat's CEO. "Furthermore, I want to take this opportunity to thank Bosmat Halpern for her invaluable contribution over the past eight years as Gilat's AVP Finance and as Gilat's CFO. Mrs. Halpern has been my right hand during Gilat's incredible journey, and I wish her best of luck as she moves on."

"I am excited to join Gilat as CFO during this dynamic time in the satellite communications industry," said Gil Benyamini. "I am confident in my ability to contribute to Gilat's future growth and look forward to working closely with Gilat's CEO, management team and finance department."

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:

Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com